EMERGING MEDIA HOLDINGS,INC.
121 South Orange Ave.,
Suite 1500
Orlando, FL 32801

July 28, 2011

Securities and Exchange Commission
Washington, D.C. 20549

RE:         Emerging Media Holdings, Inc.
SEC Comment Letter dated July 11, 2011
Form 8-K
Filed February 16, 2011
File No. 000-52408

Dear Sir/Madam:

This letter provides the responses of Emerging Media Holdings, Inc. (the “Company” or “EMH”) to the Commission’s Comment Letter, dated April 1, 2011.

With the filing of this correspondence, the Company has also filed an amendment No. 2 (the “Form 8-K/A2”) to its Current Report on Form 8-K filed February 16, 2011 (the “Original Form 8-K”), and an amended Information Statement on Schedule 14C (the “Amended PRER 14C”).  The Amended PRER 14C provides for the 1-for-10 reverse split provided for in the original PRE 14C filing, as well as an increase in the number of shares of authorized common stock.

General

1.	Corporate Address. The address for the Company is, and will be for future filings, until changed: 121 South Orange Ave., suite 1500 Orlando, FL 32801.

Form 8-K/A filed on June 22, 2011
General

2.
Agreements Relative to Termination of Exchange Agreement. The Exchange Agreement was terminated by the written consent of the two directors in office on May 31, 2011.  There is no written termination agreement evidencing the agreement to terminate the Exchange Agreement. The directors’ consent provided for the termination of the Exchange Agreement, the resignation of Chris Smith as a director and officer, and the appointment of Iurie Bordian as Chief Executive Officer.  The Form 8-K/A2 discloses the manner of termination of the Exchange Agreement.

3.
Exchange Agreement Closing Condition. The Exchange Agreement was terminated, by the agreement of MMC and the Company, since MMC did not deliver the schedule required by Section 1.12(b).   Further, in addition to failure to deliver the Schedule and MMC not having provided any timetable such Schedule to be delivered, the business basis for the Company’s having executed the Exchange Agreement were representations of MMC that MMC was in the process of proceeding to acquire a minimum of three men’s health clinics, which would be reflected in the financials required as a part of the Schedule 1.12(b). As of May 31, 2011, none of these acquisitions had taken place, and there was no business justification or basis for the Company’s Board of Directors to proceed further with the acquisition, or to waive the failure to provide Schedule 1.12(b).

The Company did not have an authorized class of Preferred Stock. A closing did not take place since the preferred stock certificate delivered to Mr. Smith had no class of preferred stock in place that the certificate could represent.  In addition, no certificates representing ownership of MMC were delivered at any time by Mr. Smith to the Company.

4.
Change of Control Disclosures. In the Form 8-K/A2, the revised Item 1.02 disclosure has been amplified to disclose that the prior inaccurate disclosures of the Company in the Original Form 8-K may possibly result in assertions of liabilities against the Company for such disclosures.

5.	Legal Analysis of Sufficiency of Disclosure for R. 144 Sales. Rule 144 requires for reporting issuers that adequate current public information with respect to the issuer be available:

(c) Current public information. Adequate current public information with respect to the issuer of the securities must be available. Such information will be deemed to be available only if the applicable condition set forth in this paragraph is met:

(1) Reporting issuers . The issuer is, and has been for a period of at least 90 days immediately before the sale, subject to the reporting requirements of section 13 or 15(d) of the Exchange Act and has:

(i) Filed all required reports under section 13 or 15(d) of the Exchange Act, as applicable, during the 12 months preceding such sale (or for such shorter period that the issuer was required to file such reports), other than Form 8–K reports (§249.308 of this chapter); and

(ii) Submitted electronically and posted on its corporate Web site, if any, every Interactive Data File (§232.11 of this chapter) required to be submitted and posted pursuant to Rule 405 of Regulation S–T (§232.405 of this chapter), during the 12 months preceding such sale (or for such shorter period that the issuer was required to submit and post such files);

During the period since May 2, 2008, the Company has complied with the “current public information” requirements.  At all times the Company’s financial statements and other disclowures were accurate in terms of the Company’s financial position and results of operations, and all reports were filed on a timely basis.  See response to Comment 14. [The assets and liabilities and results of operations of MMC were never included in any of the Company’s financial statements.]

6.
& 7.  Consideration for Sale of Subsidiaries. The background on the proposed transaction with Men’s Medical Corporation, a Florida corporation (“MMC”), we had entered into an Exchange Agreement (the “Exchange Agreement”), dated as of January 1, 2011, between the Company and MMC on February 10, 2011. In exchange for all of the outstanding shares of capital stock of MMC which were owned by Saddleworth Ventures, LLC, in turn owned by Chris Smith, we had agreed to issue to Mr. Smith 1,000 shares of a Series A Convertible Preferred Stock of a class of preferred stock to be to be authorized.  The Series A Preferred Stock would have been convertible into and voted as 25,000,000 shares of common stock, which would have effectively given control of our company to Chris Smith.

The rationale of the Company’s Board of Directors, which consisted of three directors (none of which had an interest in the MMC transaction) prior to appointing Chris Smith as a director and Chief Executive Officer, for entering into the transaction with MMC in the first place was based on two factors: first, management had previously decided that holding the media companies in a U.S. publicly-traded company involved a lot of cost and expense for companies of this size, and that the media companies would be operated more efficiently as private companies. This was the basis for the sale of two of the media companies to one of the Company’s directors.  One media company was retained since the Board’s view was that, if another media acquisition presented itself, the acquisition would complement the existing business of the Company.  The acquisition of MMC was pursued through the execution of the Exchange Agreement, since representations were made to the Company as to the completion of the acquisition of a minimum of three men’s medical clinics by the closing date.  All three of our directors approved this transaction. The view of the Board was that this type of business operation, which had the potential for expansion, appeared to be more appropriate for a publicly traded company than the media operations.

The transaction did not actually close in February 2011, since the Company delivered a stock certificate for a class of stock that did not exist, and Mr. Smith did not deliver any certificates representing ownership of or equity interests in MMC. The Company has never, for any period of time, owned or had any ownership interest in MMC. The Company has filed corrective filings, since the initial filings with the Commission represented that the transaction had closed.

Mr. Smith served as President and Chief Executive Officer, and a director, of the Company in the period February 10 to May 31, 2011. On February 16, 2011, we filed a Preliminary Information Statement on Schedule 14C with the Securities and Exchange Commission for the authorization of the class of Preferred Stock and for a 1-for-10 reverse split of our outstanding common stock.

On May 31, 2011, our Board of Directors agreed with Chris Smith and MMC, effective immediately, to terminate the Exchange Agreement, and to void any rights of the stockholders of MMC to the 1,000 shares of Series A Preferred Stock which were to have been authorized for and issued in the exchange. The Exchange Agreement was terminated by the written consent of the two directors in office on May 31, 2011, Iurie Bordian and Chris Smith.  There is no written termination agreement evidencing the agreement to terminate the Exchange Agreement. The directors’ consent provided for the termination of the Exchange Agreement, the resignation of Chris Smith as a director and officer, and the appointment of Iurie Bordian as Chief Executive Officer, all effective May 31, 2011.

Both parties to the transaction had concluded it was not in their best interests to proceed with closing the transaction, one primary reason being that MMC was unable to provide audited financial statements required for filing with the Commission. Pursuant to Section 1.12 of the Exchange Agreement[filed as Exhibit 10.8 to the Company’s Annual Report on Form 10-K, filed March 31, 2011], MMC was required to furnish financial statement schedules, together with a written assurance of presenting the GAAP standard audit within 75 days after closing under the Exchange Agreement. This audit was not delivered as agreed. Further, in addition to failure to deliver the Schedule and MMC not having provided any timetable such Schedule to be delivered, the business basis for the Company’s having executed the Exchange Agreement was representations of MMC that MMC was in the process of proceeding to acquire a minimum of three men’s health clinics, which would be reflected in the financials required as a part of the Schedule 1.12(b). As of May 31, 2011, none of these acquisitions had taken place, and there was no business justification or basis for the Company’s Board of Directors to proceed further with the acquisition, or to waive the failure to provide Schedule 1.12(b).

In that the transaction under the Exchange Agreement was terminated prior to completion of closing, the transaction between the Company and MMC is not reflected in the Company’s financial statements for the quarterly period ended March 31, 2011, included in the Company’s quarterly report on Form 10-Q for the period ended March 31, 2011, filed June 20, 2011 (the “March 31, 2011 10-Q”), and had no effect on the Company’s results of operations or financial position for or as of the end of that period.

The above rationale for entering into the transaction with MMC and thereafter terminating such transaction is disclosed in the Form 8-K/A2.

8.
Consideration for Sale of Subsidiaries. The sale of the following subsidiaries of the Company was approved by a unanimous consent of the three directors of the Company on February 2, 2010: IM “Media Alianti” SRL; SA “Analytic Media Group”; and ICS “Alkazar Media Services” SRL (the “Subsidiaries”). The Subsidiaries were sold pursuant to an Asset Purchase Agreement, dated as of February 2, 2011 [filed as Exhibit 10.9 to the Company’s 2010 Form 10-K, filed March 31, 2011], to Chiril Luchinsky, a director of the Company, pursuant to an Asset Purchase Agreement, dated as of February 2, 2011, in exchange for the surrender and transfer to the Company by Mr. Luchinsky of 4,800,000 shares of common stock of the Company owned by Mr. Luchinsky, which the Board valued at $1,800,000, determining such consideration to be fair to the Company as required by NRS 78.140 quoted below.  The Company recognized a loss on this transaction for financial statement purposes of $2,870,845.

This Board decision was in the context of management’s goal to dispose of part of the media operations, and from there for the Company to acquire additional subsidiaries in the media or other type of business.

The Form 8-K/A2 has included disclosure of the loss on this transaction.

NRS 78.140  Restrictions on transactions involving interested directors or officers; compensation of directors.
      1.  A contract or other transaction is not void or voidable solely because:
      (a) The contract or transaction is between a corporation and:
            (1) One or more of its directors or officers; or
            (2) Another corporation, firm or association in which one or more of its directors or officers are directors or officers or are financially interested;
      (b) A common or interested director or officer:
            (1) Is present at the meeting of the board of directors or a committee thereof which authorizes or approves the contract or transaction; or
            (2) Joins in the signing of a written consent which authorizes or approves the contract or transaction pursuant to subsection 2 of NRS 78.315; or
      (c) The vote or votes of a common or interested director are counted for the purpose of authorizing or approving the contract or transaction,
Ê if one of the circumstances specified in subsection 2 exists.
      2.  The circumstances in which a contract or other transaction is not void or voidable pursuant to subsection 1 are:
      (a) The fact of the common directorship, office or financial interest is known to the board of directors or committee, and the board or committee authorizes, approves or ratifies the contract or transaction in good faith by a vote sufficient for the purpose without counting the vote or votes of the common or interested director or directors.
      (b) The fact of the common directorship, office or financial interest is known to the stockholders, and they approve or ratify the contract or transaction in good faith by a majority vote of stockholders holding a majority of the voting power. The votes of the common or interested directors or officers must be counted in any such vote of stockholders.
      (c) The fact of the common directorship, office or financial interest is not known to the director or officer at the time the transaction is brought before the board of directors of the corporation for action.
      (d) The contract or transaction is fair as to the corporation at the time it is authorized or approved.
      3.  Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or a committee thereof which authorizes, approves or ratifies a contract or transaction, and if the votes of the common or interested directors are not counted at the meeting, then a majority of the disinterested directors may authorize, approve or ratify a contract or transaction.
      4.  The fact that the vote or votes of the common or interested director or directors are not counted for purposes of subsection 2 does not prohibit any authorization, approval or ratification of a contract or transaction to be given by written consent pursuant to subsection 2 of NRS 78.315, regardless of whether the common or interested director signs such written consent or abstains in writing from providing consent.
      5.  Unless otherwise provided in the articles of incorporation or the bylaws, the board of directors, without regard to personal interest, may establish the compensation of directors for services in any capacity. If the board of directors establishes the compensation of directors pursuant to this subsection, such compensation is presumed to be fair to the corporation unless proven unfair by a preponderance of the evidence.
      [31(b):177:1925; added 1951, 328]—(NRS A 1959, 683; 1969, 113; 1989, 872; 1991, 1218; 1993, 952; 1997, 698; 2003, 3085; 2007, 2415)

9.
Lack of Relationship With Hart Capital Management. The Company has never had any contractual relationship with Hart Capital Management, LLC (“Hart”), and has not at any time authorized Hart to issue any publicity. As to the relationship of the Company to Hart, MMC has provided further information to the following effect:

MMC has advised that at no time did MMC or Chris Smith authorize Hart to issue any publicity or to take any other actions on behalf of the Company. The Company has not received any funds from Hart. Hart has not worked with the Company "from behind the scenes" and has not nor is it presently "involved with MMC”.  MMC requested that its name be removed from the Hart website.

The Company, however, has become aware, by reason of advice from MMC, that one of the managing members of Hart is associated with another Florida entity which has a relationship with MMC. Tyler Tedrow, a Hart website named managing partner, is the brother of Christian Tedrow, who is associated with eMedical Hub, a company which entered into a financing agreement with MMC on March 19, 2011.

As previously stated, the Company believes that any further disclosures in its Exchange Act filings concerning MMC’s business would not be appropriate, in that the transaction with MMC did not close and has been terminated, and Hart has no role in the operations of the Company.

10.
Press Releases re MMC.  As previously stated, the material agreements to which the Company was a party with MMC were filed as Exhibits 10.8 and 10.9 to the Company’s Annual Report on Form 10-K, filed March 31, 2011. The Company has filed an amended Form 8-K on February 16, 2011, and an Amended Form 10-K on June 30, 2011, and is filing an amendment to its March 31, 2011 Quarterly Report on Form 10-Q and a further amendment to the Original Form 8-K with this correspondence. The Company also plans to issue a corrective press release. The Company believes that any further disclosures in its Exchange Act filings concerning MMC’s business would not be appropriate, in that the transaction with MMC did not close and has been terminated.  See response to Comment #6 above.

Item 2.01

11.
Disclosure of Loss. The Original Form 8-K characterized the consideration for the sale of the three subsidiaries incorrectly. The transaction was correctly described in the Form 8-K filed June 22, 2011, which description is consistent with the treatment of the transaction in the Company’s financial statements set forth in its Form 10-Q for the quarter ended March 31, 2011, filed June 20, 2011. The requested disclosures concerning the gain or loss are set forth in the Form 8-K/A2.

Item 3.02

12.
Media Top Prim Acquisition. Media Top Prim ("MTP") was initially agreed by the parties to be acquired by the issuance of 1,000,000 shares of preferred stock of a class to be authorized, and the transaction closed based on that agreement.  The Form 8-K filed on May 5, 2008 with respect to the acquisition of MTP stated that: the agreements for the acquisition provided for the issuance of 1,000,000 shares of EMH Preferred Stock in exchange for all of the outstanding shares of MTP. The EMH Preferred Stock was, after a one-year period, convertible into restricted common stock of the company subject to the condition that the market price of the Company's common stock be not less than $4 per share, each share of Preferred Stock being convertible into one share of common stock. Effective March 5, 2010, the agreement was amended to provide for issuance of 1,000,000 shares of common stock, in lieu of the preferred stock. The amendment is filed as Exhibit 10.6 to the Company’s Form 10-K for the year ended December 31, 2009, filed March 31, 2010.

13.	Amendment to Media Top Prim Agreement. See response to Comment #12 above.

14.
Necessity of Restatement of Company’s Financial Statements. The Company believes that it is not necessary for it to restate its financial statements since May 2008. First, the preferred stock that was designated to be issued by the Company in 2008 was treated as a potentially dilutive security. Earnings per share were calculated on a fully diluted basis for all periods and the presentation would be the same except the stockholders’ equity section of the balance sheet would only show common stock and no preferred stock. The re-filing of the financials would not be material and would have no effect on the presentation of fully diluted earnings per share.

Second, the references to MTP “preferred stock” were qualified as to be designated or authorized, with the exception of the initial discussion of the acquisition in the Form 10-Q for the quarter ended March 31, 2008, where the acquisition is not reflected in the financials, but only discussed as a subsequent event. The following is a summary of the characterizations of the MTP “preferred stock” in the Company’s financial statements:

The Company’s financial statements commenced references to the MTP acquisition and the preferred stock issuance in the Form 10-Q for the March 31, 2008 quarter, filed May 8, 2008, in a footnote. Subsequent references to this “preferred stock” were qualified until, pursuant to the March 5, 2010 agreement, the preferred stock was replaced by common stock.

In the June 30, 2008 quarter Form 10-Q, filed August 13, 2008, the balance sheet referred to the preferred stock as “to be authorized” as did the footnotes. The September 30, 2008 quarter Form 10-Q had similar references on the balance sheet and in the footnotes to the MTP preferred as being of a class and series to be authorized.

The fiscal 2008 Form 10-K, filed March 31, 2009, referenced the preferred stock as to be designated on the balance sheet and as of a class and series to be authorized in the footnotes, as did such  references in the Form 10-Q’s for the March 31, June 30 and September 30, 2009 quarters. The Form 10-K for the year ended December 31, 2009 had these same references to the MTP preferred stock, as to be designated on the balance sheet and of a class and series to be authorized in the footnotes. With this Annual Report, filed as an exhibit was an additional agreement, dated as of March 5, 2010, amending the Acquisition Agreement for Media Top Prim, and providing for the issuance by the Company of 1,000,000 shares of common stock in lieu of the preferred stock.

15.
Analysis of Disclosure Controls and Procedures. The Company believes that, for the period May 2008 through December 31, 2009, where the MTP “preferred stock” was referenced its disclosure controls and procedures and internal control over financial reporting were effective due to the references in the financial statements in this period to the preferred stock having been accurately qualified, and treated as common stock equivalents, as described in the response to Comment #14 above.

PRER 14C filed June 22, 2011

16.
Stock Certificate. The certificate was marked cancelled after it was returned to the Company, as an indication that the transaction did not close and would not close, since the Exchange Agreement had been terminated.

17.	Identity of Consenting Shareholders. As requested by this comment, the Amended PRER 14C identifies the consenting shareholders.

Form 10-Q for the quarterly period ended March 31, 2011
Item 4. Controls and Procedures, page 19

18.
Controls and Procedures Evaluation.  The Company does not believe that any revision is required to the Item 4—Controls and Procedures disclosures in the Company’s Quarterly Report on Form 10-Q, and believes that its disclosure controls and procedures were effective as of March 31, 2011. The financial statements in the Company’s March 31, 2011 10-Q correctly reflected the fact that the MMC transaction had not closed and the Exchange Agreement terminated. There was no consolidation of any MMC assets, liabilities or results of operations, and no reflection of any preferred stock issuance.

19.
Management’s Report. Under Exchange Act Rule 13a-15(b), a reporting issuer is required to provide management’s evaluation of the issuer’s disclosure controls and procedures as of the end of each fiscal quarter. This evaluation was provided in the March 31, 2011 10-Q. Under Exchange Act Rule 13a-15(c), the management’s report on internal control over financial reporting is required annually as of the end of each fiscal year.

20.	Item 308 Management’s Report. See response to Comment #19 above.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

EMERGING MEDIA HOLDINGS, INC.

By: /s/ Iurie Bordian
Iurie Bordian
Chief Executive Officer

Emerging Media Holdings, Inc.
(a Nevada corporation)

ACTION BY WRITTEN CONSENT OF THE
BOARD OF DIRECTORS

Pursuant to the authority of §78.315(2) of the Nevada Revised Statutes, the undersigned, being all of the directors (the "Board") of Emerging Media Holdings, Inc, a Nevada corporation (the "Corporation"), do hereby affirmatively vote for, consent to, adopt, and approve the following resolutions:

Rescinding the Acquisition Agreement with Men's Medical Corporation Inc. from February 10 2011

RESOLVED, that the Board resolves to rescind the transaction on the acquisition of the Men's Medical Corporation, and to voiding the 1,000 Class A Preferred Shares issued to Chris Smith effective immediately; and be it further

RESOLVED, that the Board accepts the resignation of Mr. Chris Smith as a director and officer and appoints Mr. Iurie Bordian, the sole remaining director, as the President and CEO of the Company effective immediately.

RESOLVED, that, the Board approves withdrawing the outstanding 14C filed with the Securities and Exchange Commission, and to re-file the 14C specifying the reverse (and any proposals deemed appropriate by the Board at the time of the filing).

General Resolution

RESOLVED, that the officers of this Corporation are hereby authorized to take all such steps and to do all such acts and things as they or any one of them shall deem necessary or advisable to carry out the intent and purposes of the foregoing resolutions, and all acts and things heretofore done by any officer or any agent of the Corporation, on or prior to the date hereof, in connection with the foregoing resolutions be, and the same hereby are, in all respects ratified, confirmed, approved and adopted as acts on behalf of the Corporation.

The undersigned have hereunto set their hands as of and effective on the May 31, 2011.

MEMBERS OF THE BOARD OF DIRECTORS:

By: /s/Chris Smith
       /s/Chris Smith, Director

By:/s/Iurie Bordian
      /s/Iurie Bordian, Director